Exhibit 99.4

VIA ELECTRONIC TRANSMISSION TO ALL APPLICABLE EXCHANGES AND COMMISSIONS: RE: CANNTRUST HOLDINGS INC 1 2 3 4 Proxy Return Envelope Yours truly, TSX Trust Company ''Rosa Vieira'' Senior Relationship Manager Rosa.Vieira@tmx.com May 21, 2019 We are pleased to confirm that copies of the following proxy-related materials were mailed on May 17, 2019 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"): Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Shareholders Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs Notice of Meeting Combined with Information Circular - NOBOs Requesting Full Package VANCOUVER 650 West Georgia Street, Suite 2700 Vancouver, BC V6B 4N9 T 604 689-3334 TSX TRUST COMPANY CALGARY 300-5th Avenue SW, 10th floor Calgary, AB T2P 3C4 T 403 218-2800 TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930 MONTRÉAL 1800 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964